CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 20, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS UPDATE ON NUEVO MILENIO PROJECT, MEXICO

Cream Minerals Ltd. (TSX-V: CMA) ("Cream") is pleased to provide a sketch map of the current activity on mineralized sections within the Nuevo Milenio gold-silver project, located 20 km from Tepic, Nayarit State, Mexico.  The sketch shows the large extent of the area of interest, approximately 3 X 4 km in size, and the particular areas of activity, including the three major zones, Dos Hornos, Once Bocas and Cerro Chacuaco, from east to west.  There are numerous mineralized outcrops of gold-silver bearing quartz veins, breccias and stockwork, virtually untouched for 200 years since the early Spanish mined for high-grade gold and silver to send to Spain.

DOS HORNOS ZONE

At Dos Hornos, diamond drilling is progressing towards the south end of the area detailed in the attached map to investigate the continuance of the zone of inferred mineral resources to the north, south, depth and width.  The inferred minerals resource has been reported as follows:

Inferred Mineral Resource for Dos Hornos Zone as reported February 2, 2006, News Release:

Strike Length	Down Dip	Average Width	Au g/T	Ag g/T	S.G T/cu.m
700 m	150 m	5.50 m	2.827	178.05	2.65

1,530,000 Tonnes,   Au: 139,000 oz,   Ag: 8,760,000 oz

At present, up to 14-diamond drill holes have been completed under the present drilling program with assays released on two holes to date.  DDH 02-06 showed excellent high-grade of 19.39 g/T gold and 130.00 g/T silver over 2 metres, within a drill width of 28 metres (approximately 20-metres true width) of 1.647 g/T gold and 78.88 g/T silver.

ONCE BOCAS ZONE

At Once Bocas, prior drilling outlined a potential open pit zone containing an inferred mineral resource as follows:

Inferred Mineral Resource for Once Bocas Zone as reported February 28, 2006, News Release:

Strike Length	Down Dip	Average Width	Au g/T	Ag g/T	S.G T/cu.m
350 m	125 m	100 m	0.345	57.90	2.65

11,590,000 Tonnes,   Au: 129,000 oz,   Ag: 21,580,000 oz

CERRO CHACUACO ZONE

At Cerro Chacuaco, work has outlined a large zone with previous old Spanish workings along a 600 metre ridge.  This zone may have potential for future open pit operations (see News Release dated February 6, 2007).  Some assays from this area were previously reported at Mina Chacuaco, where an old 20 meter two-level cross-cut assayed 0.642 g/T gold and 145.15 g/T silver; with the highest value being 0.959 g/T gold and 265.00 g/T silver over 2 meters.

It is important to note that all three major zones appear to be converging towards a common junction, some one or two km along strike to the south, which may become an important target for future mineralization.  At present, no work is being done in this area until proper road access can be completed.

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Project and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

A map of the general geology of the Nuevo Milenio Project, showing the three major zones is attached to this news release.  For more information, including video presentations, about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, P. Eng.

President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.